

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Avi Katz
Executive Chairman, Secretary, President and Chief Executive Officer
GigCapital3, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

      Re: GigCapital3, Inc.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed February 4, 2020
          File No. 333-251862

Dear Dr. Katz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A Filed February 4, 2021

Summary Term Sheet, page 1

1. Please revise to address the part of prior comment 2 that requested disclosure of the return on investment your Sponsor and the underwriter will receive with respect to warrants they hold, including those underlying the units. Also revise to address the current value of the common stock to be paid to the Lightning Systems equity holders.

Lightning Systems, page 30

2. Please expand your revisions in response to prior comment 4 to clarify how many "demonstration and test vehicles" are included in your calculation of vehicles on the road.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

3. We note the disclosures related to the calculation of the exchange ratio used to calculate the equivalent pro forma per share data. Please explain to us how you considered Lightning Systems outstanding redeemable convertible preferred stock in calculating the exchange ratio. This comment is also applicable to the disclosures on page 117.

Executive Compensation, page 238

4. Please update the disclosure in this section to be as of the last-completed fiscal year for each entity.

Lightning Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations
Backlog, page 272

5. As noted in the response to comment 16, when you disclose and discuss Lightning System's backlog in the registration statement please clearly indicate that it does not constitute a binding legal obligation.

Financial Statements, page F-1

6. Please provide updated financial statements and related disclosures throughout your filing. See Rule 8-08 of Regulation S-X.

   You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jeffrey Selman